SCHEDULE 13G

                                (Amendment No. 2)


                               CUSIP NO. 344185103
                                Page 6 of 6 Pages






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 FOILMARK, INC.
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
                         (Title of class of securities)



                                   344185103
                                 (CUSIP number)








                  (A fee is not being paid with this statement.)










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         1)       Name of Reporting Person.  Martin A. Olsen



         2) Check the Appropriate box if a Member of a Group (See Instructions)

         (a)
         (b)



         3)       SEC Use Only......................................



         4)       Citizenship or Place of Organization.    United States



Number of         (5) Sole Voting Power(1)             497,121
Shares Bene-
ficially          (6) Shared Voting Power                    0
Owned By
Each Report-      (7) Sole Dispositive Power           497,121
ing Person
With              (8) Shared Dispositive Power               0



         9)       Aggregate Amount Beneficially Owned by
                  Each Reporting Person.                          497,121



         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



         11)      Percent of Class Represented by Amount in Row 9. 11.96%


         12)      Type of Reporting Person (See Instructions).        IN




Item 1(a).  Name of Issuer.
         The name of the issuer is FOILMARK, INC.

     Item 1(b). Address of Issuer's Principal Executive Offices. The principal executive offices of the issuer are located at 40 Melville Park Road, Melville, New York 11747.

Item 2(a).  Name of Person Filing.
         This filing is being made by Martin A. Olsen.

     Item 2(b). Address of Principal Business Office. Mr. Olsen's principal business office address is 40 Melville Park Road, Melville, New York 11747.

Item 2(c).  Citizenship.
         Mr. Olsen is a United States citizen.

Item 2(d).  Title of Class of Securities.
         Common Stock, par value $.01 per share ("Common Stock").

Item 2(e).  CUSIP Number.
         The CUSIP Number of the issuer's Common Stock is 344185103.


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Item 3.
         Not applicable.

Item 4.  Ownership.

     (a) Amount Beneficially Owned. As of December 31, 1996, Mr. Olsen beneficially owned 497,121 shares of a total of 4,155,131 shares of Common Stock outstanding on such date.
     (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Olsen represent 11.96% of the issuer's outstanding Common Stock.
     (c) Number of shares of Common Stock as to which Mr. Olsen has:

       (i)    sole power to vote or to direct the vote              497,121  l

       (ii)   shared power to vote or to direct the vote                  0

       (iii)  sole power to dispose or to direct the disposition of 497,121

       (iv)   shared power to dispose or to direct the disposition of     0

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997            __/s/ Martin A. Olsen_________
                                    Martin A. Olsen




--------
     1Edward Sullivan, Leonard Mintz, Martin A. Olsen, Frank J. Olsen, Jr., Carol J. Robie, and Florence J. Olsen entered into a Voting Agreement, which obligates them to vote for each other as Directors so long as each of the named individuals maintains ownership of Company Common Stock and remains an officer or employee of the Company or any of its subsidiaries. See Exhibit 0.8 to Form 8-K on November 30, 1994.